

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 18, 2016

Patrick Soon-Shiong, M.D., FRCS (C), FACS
Chairman and Chief Executive Officer
Nant Health, LLC
9920 Jefferson Blvd.
Culver City, CA 90230

> **Re: Nant Health, LLC**
> **Registration Statement on Form S-1**
> **Filed May 6, 2016**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 11, 2016**
> **File No. 333-211196**

Dear Dr. Soon-Shiong:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 29, 2016 letter.

Prospectus Cover Page

1. We note that certain investors, including entities affiliated with Dr. Patrick Soon-Shiong, have indicated an interest in purchasing up to a certain amount of common stock in this offering. We also note they may purchase more than this amount. So that investors will be able to understand the minimum amount of your shares that will enter the public market through sales to the public, as opposed to existing shareholders, please disclose whether there is a ceiling on the amount that may be purchased by existing shareholders, and quantify any ceiling. If there is not a ceiling, please add disclosure and discuss the impact on investors where appropriate in the prospectus.

Our Unique Scale and Adoption Across the Healthcare Continuum, page 4

2.   In your responses to prior comments 2 and 11 you discuss the number of contracted entities for each of your platforms. Please revise to disclose the number of contracted entities for each platform both here and in your business section. Additionally, please confirm that no contracting entity represented 10 percent or more of your revenues for the most recently completed fiscal period. Please note that for the purpose of Item 101(c)(1)(vii) of Regulation S-K, a group of customers under common control or customers that are affiliates of each other shall be regarded as a single customer.

3.   Please revise to disclose the date as of which CLINICS or its components had "over 100 million lives."

4.   Your response to prior comment 10 indicates that you currently have a content licensing agreement with a specialty benefit entity that includes your eviti solution as a part of a turnkey oncology management solution that it offers to large, national self-insured entities. Please revise here to describe the nature of this arrangement and to briefly summarize the terms of the licensing agreement, if material.

Risk Factors

Dr. Soon-Shiong, our Chairman and Chief Executive Officer…," page 49

5.   We note that you have added disclosure regarding your waiver of the corporate opportunities doctrine to the fullest extent permitted by law with respect to Dr. Soon-Shiong and "other directors." Please briefly describe the doctrine and specify all persons or categories of persons to whom the waiver applies. Further, it appears you should provide this disclosure in a separately captioned risk factor and discuss the risks associated with this provision.

Unaudited Pro Forma Condensed Combined Financial Information

Note 4. Preliminary Pro Forma Financial Statement Adjustments, page 72

6.   Please revise Note (C) on page 73 to provide a discussion of the impact that the potential issuance of shares could have on your earnings per share. In this regard, while you may not be able to reliably estimate the impact of the potential issuance due to the fact that your IPO pricing has not yet been determined, a minimum/maximum presentation should be provided that includes these shares, or alternatively, a sensitivity analysis depicting the impact of potential outcomes should be provided. See Rule 11-01(a)(8) of Regulation S-X.

Contractual Obligations, Commitments and Contingencies, page 95

7.   The total contractual amounts due for your NantOmics reseller agreements reflected in the tabular disclosure appear to be different than the total of the payments set forth in your discussion below. To the extent you have made assumptions about the amounts due that are different than the contractual terms, please revise your filing to provide disclosure of those assumptions in reasonable detail so that a reader may understand your expectation of the timing and amount of payments related to this obligation.

Consolidated and Combined Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

For the following comments 8-11, please refer to our prior comment 14.

8.   We note in your response that the deliverable to the client is in the form of an electronic analytical report. Given that you are not the party performing the genome analysis services, it remains unclear why you have concluded that you are the principal in the arrangement and that revenue should be recognized on a gross basis. We also note various disclosures throughout your filing that may indicate that NantOmics is the primary obligor. Please tell us how you considered the following in concluding that you are the primary obligor under your arrangement with NantOmics:

- Disclosure on page 31 states that you rely on NantOmics to handle all aspects of producing and delivering services.

- On page 118 and 119, in your GPS Cancer sample report, you list NantOmics as providing services and include comments from a NantOmics medical director. Based on this, it appears that a customer would view NantOmics as the party responsible for providing the services.

- Please tell us what types of customer service questions or problems you would resolve yourself without the involvement of NantOmics. In this regard, given the specialized knowledge required to perform the service, it seems that any substantive questions or concerns would have to be processed by NantOmics. If you have your own group of specialists available, please tell us whether these persons are sourced from the NantWorks shared services agreement, and if so, what company employs them. Please tell us whether you have any recourse to NantOmics to recover any amounts refunded to a customer to resolve any perceived deficiencies in the services provided.

- Please describe the relationship of Nant Health to NantCare, the entity that answers the phone number for orders and replies to questions on the report, particularly in light of the disclosure on page F-9 that the operations of NantCare were wound down in 2014.

- Section 2.6 of the agreement provided in Exhibit 10.1 states that NantOmics participates in sales meetings and Section 2.5 states that NantOmics has approval over branding. Thus, it appears that NantOmics is the party actually providing the services and the customer is aware of this.

9. You indicate that you have latitude in pricing, but also subsequently state that you can only earn a set percentage of the price charged to the customer, so there is an element of both fixed and variable pricing in your arrangement. However, the pricing information and example provided in Exhibit 10.1 would appear to indicate that your benefit is fairly limited compared to the total amount billed. Please further explain how the tiered percentage owed to NantOmics based on the amount billed to the client is not indicative of either gross or net reporting, and address the following in your response:

- Please tell us whether the typical amounts you plan on billing to the customer are reasonably expected to exceed the top threshold in your Exhibit.

- Explain whether this provision is based on a cumulative amount ordered from a customer or only each individual order, regardless of whether it is a repeat order from the same customer.

10. You state that you are responsible for negotiating sales contracts with your customers, including all parameters specific to the services being performed. Please provide more information about what this negotiation entails that would support gross revenue reporting. For example, Section 2.3 of your reseller agreement appears to indicate that order processing is performed in coordination with NantOmics and that the remainder of your obligations relate to customer relationship management, billing and collection, communication with customers, etc. Thus, it is not clear from your response what service parameters you set or negotiate with the customer independently of NantOmics.

11. Please provide a representative sample of an end contract with a customer. Please also explain how this agreement, together with the reseller agreement provided in Exhibit 10.1, supports your view that gross revenue reporting is appropriate. Please tell us how you considered the mutuality provisions of Section 2.4 of this agreement in your determination that you are the primary obligor.

Note 3. Business Combinations and Investments

2016 Acquisitions

Acquisition of NaviNet, Inc., page F-23

12.   We note your disclosure on page F-24 that you recorded a portion of the payout for NaviNet option holders as compensation expense. Please tell us the following:

- Explain what specific benefit the company received subsequent to acquisition that caused you to conclude a portion of the payout should be allocated to compensation cost.

- Tell us whether the terms of the acquisition agreement or the terms of the awards required you to replace these awards upon a change of control.

- Tell us whether the acceleration of the vesting of these options was done by the Board of NaviNet upon your request or whether it was solely initiated by them. In either case, please tell us the reasons why the vesting of these awards was accelerated.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Martin J. Waters, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.